FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

Resolutions of the Repeat AGM of NBG

National Bank of Greece announces that today, 12 July 2013, it held its Repeat Annual General Meeting of Shareholders in the Melas Building, Athens. The General Meeting convened with a quorum of 26.90% of the paid-up share capital, and adopted the following resolutions:

1.             Approved, following submission of the Reports of the Board of Directors and the Auditors, the Annual Financial Statements for the financial year 2012.

2.             Discharged the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity.

3.             Approved the remuneration of the members of the Board of Directors of the Bank for the financial year 2012, pursuant to article 24, par. 2 of Company Law 2190/1920; determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEO and non-executive Directors through to the AGM of 2014; approved, for the financial year 2012, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2014.

4.             Granted permission, as per article 23, par. 1 of Company Law 2190/1920 and article 30, par. 1 of the Bank’s Articles of Association, for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

5.             Elected Petros Sabatacakis, Alexandra Papalexopoulou, Stefanos Vavalidis, Alexandros Makridis and Charalambos Makkas as members of the NBG Board Audit Committee, with a term of office through to the AGM of 2014.

6.             Elected Mr. Emmanuel Pelidis and Ms. Beate Randulf of certified auditors Deloitte Hadjipavlou Sofianos & Cambanis S.A. to undertake the audit of the annual and six-monthly financial statements of the Bank and consolidated statements of the Group for the year 2013, and determined their remuneration.

Athens, 12 July 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 15th July, 2013
/s/ Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer